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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GTx, Inc.
(Name of Issuer)
Common Stock, $0.001par value
(Title of Class of Securities)
40052B108
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No.	40052B108	13G/A	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Mitchell S. Steiner, M.D., F.A.C.S.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		4,501,763

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		533,884

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,501,763

WITH:	8	SHARED DISPOSITIVE POWER:

		533,884

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,035,647

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ 26,500(1)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Shares owned by Dr. Steiner’s spouse, as to which Dr. Steiner disclaims beneficial interest

CUSIP No.	40052B108	13G/A	Page	3	of	5 Pages

Item 1(a).	Name of Issuer:	GTx, Inc.
Item 1(b).	Address of Issuer’s	3 N. Dunlap Street
	Principal Executive Offices:	Van Vleet Building
Memphis, TN 38163
Item 2(a).	Name of Person Filing:	Mitchell S. Steiner, M.D., F.A.C.S.
Item 2(b).	Address of Principal	3 N. Dunlap Street
	Business Office or, if none, Residence:	Memphis, TN 38163
Item 2(c).	Organization/Citizenship:	United States of America
Item 2(d).	Title of Class Of Securities:	Common Stock, $0.001 par value
Item 2(e).	CUSIP Number:	40052B108
Item 3.	Inapplicable.
Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose
Mitchell S. Steiner, M.D., F.A.C.S.	5,035,647	14.5%	4,501,763	533,884	4,501,763	533,884

(1)	Based on 34,822,362 shares of Common Stock outstanding as of December 31, 2006.

CUSIP No.	40052B108	13G/A	Page	4	of	5 Pages
Item 5. Ownership of Five Percent or Less of a Class.
     Inapplicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Inapplicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Inapplicable
Item 8. Identification and Classification of Members of the Group.
     Inapplicable
Item 9. Notice of Dissolution of Group.
     Inapplicable
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	40052B108	13G/A	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/14/2007 Date
/s/ Mitchell S. Steiner, M.D., F.A.C.S. (Signature)
Mitchell S. Steiner, M.D., F.A.C.S.
Chief Executive Officer and Vice Chairman of the Board of Directors of GTx, Inc.